ORGANIGRAM
GLOBAL

Q1
2026

Organigram Global Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

INTRODUCTION
This Management’s Discussion and Analysis dated February 10, 2026 (this "MD&A") should be read in conjunction with the unaudited condensed consolidated interim financial statements (the “Interim Financial Statements”) of Organigram Global Inc. (together with its subsidiaries, the “Company”, "Organigram", "we", "us", or "our") for the three months ended December 31, 2025 (“Q1 Fiscal 2026”) and December 31, 2024 ("Q1 Fiscal 2025"), and the audited annual consolidated financial statements for the year ended September 30, 2025 ("Fiscal 2025") (the "Annual Financial Statements" and together with the Interim Financial Statements, the "Financial Statements"), including the accompanying notes thereto.

Financial data in this MD&A is based on the Financial Statements of the Company, and has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All financial information in this MD&A is expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, references to $ millions and $ billions, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“mL”) or liter (“L”) of cannabis extracts calculations.

Refer to the cautionary statements regarding forward-looking information and non-IFRS measures found at the end of this MD&A.

BUSINESS OVERVIEW
NATURE OF THE COMPANY’S BUSINESS
Organigram is a licensed cannabis cultivator and producer of consumer packaged goods containing cannabis. The Company manufactures and distributes cannabis products to wholesale and retail channels in Canada, exports to international jurisdictions, and distributes hemp-derived tetrahydrocannabinol ("THC") beverages and edibles in the U.S.

Organigram operates five facilities across Canada:

Moncton Campus (Indoor Cultivation and Manufacturing)
The Moncton Campus is home to our 500,000+ square foot state-of-the-art flagship facility, which features three-tiered, strain-specific grow rooms with the ability to control critical environmental factors specific to the needs of each strain. The facility's capabilities include extraction, cannabinoid testing, and automated production and packaging lines. We have invested in cost-effective seed-based production, which contributes to efficiency through faster room turns, lower plant care, and higher yields. We are further enhancing these benefits through a proprietary genetic discovery that enables early identification of powdery mildew resistance in seedlings, contributing to the reduction of crop loss and production costs over time. Previously, confirming mildew resistance required approximately 90 days. With this discovery, screening can now occur within 10 days, enabling early removal of out-of-spec populations and reducing downstream crop loss and waste. This screening tool is proprietary and applicable across a wide range of genetics, unlike existing markers that are limited in scope.

Winnipeg Facility (Ingestible Products Manufacturing)
The Winnipeg Facility is a purpose-built, highly automated 51,000 square-foot ingestibles manufacturing facility capable of producing up to 48 million gummies annually. The Company's newly commissioned beverage manufacturing line is capable of producing up to 2.6 million beverage cans annually. The facility also contains specialized manufacturing equipment for the Company's FASTTM (Fast Acting Soluble Technology) nanoemulsion technology ("FASTTM") used in some of its ingestible products.

Lac-Supérieur Facility (Hash/Concentrates and Premium Flower)
The Lac-Supérieur Facility is a greenhouse facility which provides a strategic footprint in Quebec, spans 33,000 square feet of space, and is equipped to produce 2,400 kg of premium flower and over 2 million packaged units of hash annually.

Aylmer Facility (Extraction and Manufacturing)
The Aylmer Facility houses advanced extraction and manufacturing capabilities, including hydrocarbon and CO2 extraction refinement, formulation, post-processing of minor cannabinoids, and infused and regular pre-roll production.

London Facility (Warehousing and Distribution)
The London Facility is a centralized warehouse distribution hub in Ontario, Canada's most populous province. The facility supports growing demand for Organigram's products, optimizes fulfillment, and reduces the cost and complexity of shipping products from the Moncton Campus to Central and Western Canada.

As of the end of Q1 Fiscal 2026, Organigram held the #1 market share position in the Canadian recreational cannabis market1.

1 Multiple Sources (Hifyre, Weedcrawler, provincial boards, internal modelling) as of December, 2025.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024    1

STRATEGY
Our corporate strategy is to leverage our strengths in innovation, consumer focus, efficiency, and market expansion to profitably drive global growth and shareholder value.

1. Innovation
We are committed to maintaining a culture of innovation and have a track record of launching differentiated products that quickly capture market share.

Organigram maintains a Product Development Collaboration (“PDC”) with a wholly-owned subsidiary of British American Tobacco p.l.c. ("BAT"), its largest institutional shareholder and a leading multi-category consumer goods company, to develop next-generation cannabis products. Through the PDC we established a Centre of Excellence (“CoE”) at the Moncton Campus where we are licensed to conduct research on cannabis. Under the PDC Agreement dated 10 March 2021, Organigram is granted a worldwide, royalty‑free, non‑transferable license to any intellectual property developed by the PDC—sole in Canada and non‑exclusive internationally—on a perpetual basis. Both companies contribute scientists, researchers, and product developers to the CoE, which is jointly governed by a steering committee composed of equal representation from Organigram and BAT.

2. Consumer Focus
We maintain a diversified brand and product portfolio with competitive pricing that is aligned with evolving consumer preferences which we monitor through consumer and market research and social engagement.

3. Efficiency
We continue to reduce costs and improve scalability and margins through ongoing investments in facility automation, cultivation practices (including seed-based cultivation), and logistics efficiency, particularly at our London Facility.

4. Market Expansion
Organigram is committed to expanding its market presence through both organic growth and strategic diversification. Our key initiatives have included:
•Domestic expansion: acquisitions of cannabis cultivation and production facilities across Ontario, Québec, and Manitoba, enabling participation in all major Canadian product categories.
•International exports: shipments of bulk cannabis to Germany, Australia, and the United Kingdom (UK), strengthening Organigram’s position as a reliable global supplier.
•Strategic partnership with BAT: completion of a $124.6 million follow-on equity investment by BAT (the "Follow-on BAT Investment"), and creation of the Jupiter Pool to fund international growth opportunities, with initial investments in Steady State LLC (d/b/a Open Book Extracts ("OBX") (U.S.) and Sanity Group GmbH ("Sanity Group") (Germany).
•U.S. market entry: expansion into evolving hemp-derived THC beverages and edibles through the acquisition of Collective Project Limited ("CPL") and the launch of "happly", a lifestyle edibles brand focused on consumer mood states and functional ingredients2.

OUTLOOK
Market Size & Industry Trends
The Company maintains a positive outlook on the cannabis industry, both in Canada and internationally. Recreational cannabis sales in Canada are expected to total $6.4 billion in calendar 20283.

The Canadian market is stabilizing after years of oversupply and pricing pressure. Stabilization has been driven by consolidation, reduced capacity, and the absorption of supply by increased international demand. To address continued increases in international demand, several licensed producers ("LPs") have announced capacity expansion projects. Consumer preferences continue to evolve with sustained demand for high-THC, value-format flower, and rapid growth in the infused pre-roll category.

Regulatory scrutiny has intensified, particularly around inflated THC potency labeling, prompting initiatives by the Ontario Cannabis Store, Health Canada, and the Cannabis Standards Alliance of Canada to establish consistent testing and enforcement.

In November 2025, the U.S. enacted the Continuing Appropriations and Extensions Act of 2026 (H.R. 5371), which includes a provision (section 781) to amend the definition of hemp in the 2018 Farm Bill to effectively eliminate hemp-derived THC products, although the change does not become effective for 365 days from the date of enactment. Organigram’s U.S. offerings will be directly impacted by this change in law; additionally, Organigram has investments in hemp seed and hemp ingredient manufacturers in the U.S. that may be impacted by this legislation. Efforts are underway to repeal, replace, or delay this amendment, but whether any change will occur is uncertain. If current federal legislation is not amended or reversed, Organigram may have to sell, wind-down or otherwise restructure its hemp THC product related activities in the U.S. by November 2026.
2 See amendments to definition of hemp in the 2018 Farm Bill as described in greater detail in the "Outlook" section of this MD&A.
3 October, 2025 data from BDS Analytics, Inc. (BDSA).
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024    2

LPs are increasingly seeking growth in international markets to increase their revenues and margins, and to solidify Canada's strong reputation abroad for producing high quality cannabis products.

Business Outlook
We expect to continue our revenue expansion through a combination of organic growth and M&A. Organic growth is anticipated to be supported by a strong innovation pipeline, improving cannabis quality, higher potency, and the commercialization of our FASTTM nanoemulsion technology in ingestible formats. M&A is expected to focus primarily on international opportunities that allow Organigram to build upon its growing international sales and support branded product sales in international markets. We also regularly evaluate opportunities in Canada that may strengthen our competitiveness.

In Fiscal 2025, Organigram achieved significantly higher international sales compared to the year ended September 30, 2024 ("Fiscal 2024"), as well as efficiencies in production, manufacturing, and logistics, driving adjusted gross margin4 growth, and adjusted gross margin4 of 38% in the fourth quarter of Fiscal 2025 ("Q4 Fiscal 2025"). In Q1 Fiscal 2026, we achieved an adjusted gross margin4 of 38% despite sequentially lower international sales. The sequential decline in international sales was primarily driven by higher-than-anticipated volumes of flower that did not meet international specifications. These volumes were redirected to the domestic market at the typical domestic margin profile. Assuming the Company continues to have a strong innovation pipeline, increasing international sales, high cannabis quality and higher potency, commercialization of FAST nanoemulsion technology in ingestible formats, and receipt of the EU-GMP certification of the Moncton Facility, the Company anticipates net revenue to exceed $300 million in the fiscal year ending September 30, 2026 ("Fiscal 2026"), and expects adjusted gross margin4 to exceed the level achieved in Fiscal 2025. The Company also anticipates adjusted EBITDA4 to surpass Fiscal 2025 levels and to generate positive free cash flow4 in Fiscal 2026, with capital expenditures expected to be less than $10 million.

Consistent with industry trends, our fourth fiscal quarter is typically one of the strongest of the year, reflecting heightened consumer activity and retailer replenishment ahead of the holiday period. This is usually followed by a seasonal slowdown in the first quarter before the market resumes its normal growth trajectory.

Our business outlook is subject to a number of assumptions and risk factors as further outlined in the "Cautionary Statement Regarding Forward-Looking Information" section of this MD&A.

International Market
The Company's international sales have increased since the first quarter of Fiscal 2024. As a result of initiatives aimed toward diversifying its international customer base, initiating branded sales outside of Canada, and establishing a foothold in the growing German cannabis market through a $21 million investment in Sanity Group, Organigram anticipates continued expansion of its international revenue, supported in part by the expected European Union Good Manufacturing Practice ("EU-GMP") certification of its Moncton Facility. The Company completed its EU-GMP audit in November 2024, and provided additional information to the regulator in October 2025. The Company is preparing follow-up responses and information for the regulator in response to feedback received in January 2026. Following provision of this information, the Company expects to await confirmation of certification or any required next steps.

Organigram serves a diverse international medical cannabis customer base in Australia, Germany, and the UK. The Company has also completed strategic investments in two U.S.-based companies, OBX and Phylos Bioscience Inc. ("Phylos"). Further, through its acquisition of CPL and launch of the happly brand, Organigram participates in the hemp-derived beverages and edibles segments in the U.S. and is continuing to monitor and prepare to respond to the regulatory developments in this space5.

We continue to monitor and evaluate opportunities in regulated recreational and medical markets outside of Canada, with a focus on the U.S., Europe, and Australia.

Future international shipments are subject to the timing and receipt of regulatory approval and an export permit from Health Canada, as well as timing and receipt of regulatory approval and an import permit from the purchasers' regulatory authority.

Jupiter Investment Pool
International expansion initiatives are expected to be supported by the $124.6 million Follow-on BAT Investment, with $83 million of the Follow-on BAT Investment earmarked for the Jupiter Pool. To date, approximately $23 million has been deployed from the Jupiter Pool to fund investments by Organigram in OBX and Sanity Group (see "Jupiter Strategic Investments" below). As of December 31, 2025, $59 million (being the remaining portion of the Jupiter Pool funds) is available to support continued expansion into the U.S. and other international markets in compliance with applicable laws.

4Adjusted gross margin, adjusted EBITDA and free cash flow are Non-IFRS Measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures", "Financial Results and Review of Operations", and "Balance Sheet, Liquidity and Capital Resources" in this MD&A.
5See amendments to definition of hemp in the 2018 Farm Bill as described in greater detail in the "Outlook" section of this MD&A
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024    3

As of December 31, 2025, the Company had access to $10 million of previously restricted funds pursuant to a temporary waiver granted by BAT. The waiver permits use of these funds for general purposes through November 8, 2026, after which the original restrictions are reinstated. The Company has classified these funds as unrestricted cash based on the terms and substance of the arrangement. As of December 31, 2025, the Company had drawn $2.4 million of these funds.

Jupiter Strategic Investments
On March 26, 2024, the Company completed its inaugural Jupiter Pool investment with a US $2 million investment into U.S.-based OBX.

On June 25, 2024, the Company completed its first European strategic investment, with an approximate $21 million investment into the German medical company, Sanity Group.

KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO DECEMBER 31, 2025
In October 2025, Organigram launched happly, its third U.S. hemp-derived delta-9 brand, created specifically for the growing segment of consumers seeking ‘mindful recreation’ with THC products. The launch of happly follows the Company’s entry into the U.S. hemp-derived THC market with its lineup of Collective Project sparkling juices and Fetch sodas earlier this year6.

In November 2025, Organigram announced that James Yamanaka, formerly Global Head of Strategy for BAT, would be appointed as the Company’s new Chief Executive Officer. Mr. Yamanaka assumed the role effective January 15, 2026 and has also joined the Company's Board of Directors.

In December 2025, Organigram announced the expansion of its innovation investment in Phylos. Under the terms of the amended loan agreement with Phylos, Organigram will consolidate its existing investment with a new US $3 million advance, resulting in a combined total loan principal of US $10 million. The loan matures on May 25, 2028, and is subject to conditional conversion or other resolution mechanisms.

6 See amendments to definition of hemp in the 2018 Farm Bill as described in greater detail in the "Outlook" section of this MD&A.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024    4

FINANCIAL RESULTS AND REVIEW OF OPERATIONS
CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES
The Company uses certain non-IFRS Measures such as adjusted EBITDA, adjusted gross margin and free cash flow in its MD&A and other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS, and therefore, amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the "Cautionary Statement Regarding Certain Non-IFRS Measures" section in this MD&A, and the following discussion.

FINANCIAL HIGHLIGHTS
Below is the period-over-period analysis of the changes that occurred between the three months ended December 31, 2025 and December 31, 2024. Commentary is provided in the pages that follow.

Net revenue is defined as gross revenue, net of customer fees, discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis derivative products sold to the recreational cannabis, medical cannabis, wholesale, and international cannabis markets.

	Q1-2026	Q1-2025	$ CHANGE	% CHANGE
Financial Results
Gross revenue	$97,298	$66,806	$30,492	46%
Net revenue	$63,538	$42,730	$20,808	49%
Cost of sales	$40,021	$28,615	$11,406	40%
Gross margin before fair value adjustments	$23,517	$14,115	$9,402	67%
Gross margin % before fair value adjustments	37%	33%		4%
Realized fair value on inventories sold and other inventory charges	$(16,911)	$(13,066)	$3,845	29%
Unrealized gain on changes in fair value of biological assets	$16,709	$12,765	$3,944	31%
Gross margin	$23,315	$13,814	$9,501	69%
Operating expenses	$26,733	$20,615	$6,118	30%
Loss from operations	$(3,418)	$(6,801)	$(3,383)	(50)%
Other (income) expenses	$(23,387)	$16,156	$(39,543)	nm
Net income (loss)	$19,969	$(22,957)	$42,926	nm
Net earnings (loss) per common share, basic	$0.148	$(0.202)	$0.350	nm
Net earnings (loss) per common share, diluted	$0.146	$(0.202)	$0.348	nm

Net cash used in operating activities	$(16,013)	$(4,180)	$11,833	283%

Adjusted Gross Margin(1)	$23,855	$14,279	$9,576	67%
Adjusted Gross Margin %(1)	38%	33%		5%
Adjusted EBITDA(1)	$5,265	$1,410	$3,855	273%

Financial Position
Working capital	$162,494	$162,532	$(38)	—%
Inventory and biological assets	$132,711	$103,953	$28,758	28%
Total assets	$530,673	$479,207	$51,466	11%
Non-current financial liabilities(2)	$62,522	$76,401	$(13,879)	(18)%
Note (1): Adjusted Gross Margin, Adjusted Gross Margin % and Adjusted EBITDA are Non-IFRS Measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
Note (2): Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

NET REVENUE
For the three months ended December 31, 2025, the Company recorded net revenue of $63,538 compared to net revenue of $42,730 for the three months ended December 31, 2024. Net revenue increased on a period-over-period basis primarily due to an increase in international sales and recreational revenue, as well as the contributions from Motif Labs Limited's ("Motif") sales following the acquisition of Motif, for the period from December 6, 2024 to December 31, 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024    5

REVENUE COMPOSITION
The Company’s net revenue composition by product category was as follows for the three months ended December 31, 2025 and December 31, 2024:

	Q1-2026	Q1-2025
Recreational, net of excise duty	54,071	38,558
International flower and beverages	5,042	3,330
Wholesale, medical and other	4,425	842
Total Net Revenue	$63,538	$42,730

COST OF SALES AND GROSS MARGIN
The gross margin for the three months ended December 31, 2025 was $23,315 compared to $13,814 for the three months ended December 31, 2024. The changes and significant items impacting the three months ended December 31, 2025 were: (i) higher recreational cannabis revenue; and (ii) higher unrealized gains on changes in the fair value of biological assets.

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 – Agriculture. Unrealized gain on changes in the fair value of biological assets for the three months ended December 31, 2025 was $16,709 as compared to $12,765 for the three months ended December 31, 2024.

Cost of sales primarily consists of the following:
•Costs of sales of cannabis (dried flower, pre-rolls, and wholesale/international bulk flower), cannabis extracts, vapes, and other wholesale formats such as extract) include the direct costs of materials and packaging, labour, including any associated share-based compensation, and depreciation of manufacturing building and equipment. This includes cultivation costs (growing, harvesting, drying, and processing costs), extraction, vape filling, quality assurance and quality control, as well as packaging and labelling;
•Costs related to other products, such as vaporizers and other accessories;
•Shipping expenses to deliver product to the customer; and
•The production costs of late-stage biological assets that are disposed of, plants destroyed that do not meet the Company’s quality assurance standards, provisions for excess and unsaleable inventories, provisions related to adjustments to net realizable value that reduce the carrying value of inventory below the original production or purchase cost, and other production overhead.

ADJUSTED GROSS MARGIN
Adjusted gross margin is a on-IFRS Measure that the Company defines as net revenue less cost of sales, before the effects of: (i) unrealized gains on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; and (iv) provisions to net realizable value. The Company believes that this measure provides useful information to assess the profitability of the Company's operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

	Q2-F24	Q3-F24	Q4-F24	Q1-F25	Q2-F25	Q3-F25	Q4-F25	Q1-F26
Net revenue	$37,628	$41,060	$44,698	$42,730	$65,600	$70,792	$80,061	$63,538
Cost of sales before adjustments	26,019	26,474	28,155	28,451	43,679	46,566	49,483	39,683
Adjusted Gross Margin (1)	11,609	14,586	16,543	14,279	21,921	24,226	30,578	23,855
Adjusted Gross Margin % (1)	31%	36%	37%	33%	33%	34%	38%	38%
Less:
Provisions and impairment of inventories and biological assets	314	628	2,043	13	548	921	1,603	65
Provisions to net realizable value	33	71	709	151	—	15	967	273
Realized fair value on inventories sold from acquisitions	—	—	—	—	1,586	867	—	—
Gross margin before fair value adjustments	$11,262	$13,887	$13,791	$14,115	$19,787	$22,423	$28,008	$23,517
Gross margin % (before fair value adjustments)	30%	34%	31%	33%	30%	32%	35%	37%
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024    6

Add: Realized fair value on inventories sold and other inventory charges	(11,062)	(13,728)	(15,365)	(13,066)	(14,192)	(14,461)	(25,406)	(16,911)
Unrealized gain on changes in fair value of biological assets	9,400	13,849	18,790	12,765	12,823	18,184	29,236	16,709
Gross margin(2)	$9,600	$14,008	$17,216	$13,814	$18,418	$26,146	$31,838	$23,315
Gross margin %(2)	26%	34%	39%	32%	28%	37%	40%	37%
Note 1: Adjusted Gross Margin and Adjusted Gross Margin % are non-IFRS measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A
Note 2: Gross margin reflects the IFRS measure per the Company’s Financial Statements.

Both Adjusted Gross Margin and gross margin before fair value adjustments improved throughout Fiscal 2024. This improvement is attributed to several factors, including lower cultivation and post-harvest costs, reduced inventory provisions, lower depreciation resulting from impairment charges recorded in fiscal year 2023 and higher recreational cannabis revenue. In the first quarter of Fiscal 2025, gross margin declined primarily due to lower unrealized gain on changes in fair value of biological assets and lower international sales. In the second quarter of Fiscal 2025, gross margin declined primarily due to the fair value adjustment on inventories acquired through the Motif acquisition and subsequently sold, as required under IFRS. In the third and fourth quarter of Fiscal 2025, the gross margin increase was driven by a higher proportion of international sales with stronger margins, lower cost of sales per unit achieved through greater scale and operating efficiencies (including but not limited to an improvement in yields), and higher unrealized gain on changes in fair value of biological assets, partially offset by lower margins on domestic white label and B2B sales. In Q1 Fiscal 2026, the gross margin declined primarily due to lower unrealized gain on changes in fair value of biological assets.

OPERATING EXPENSES

	Q1-2026	Q1-2025	CHANGE	% CHANGE

General and administrative	$14,950	$11,233	$3,717	33%
Sales and marketing	8,991	5,804	3,187	55%
Research and development	2,084	2,369	(285)	(12)%
Share-based compensation	708	1,209	(501)	(41)%
Total operating expenses	$26,733	$20,615	$6,118	30%

GENERAL AND ADMINISTRATIVE
For the three months ended December 31, 2025, the Company incurred general and administrative expenses of $14,950 compared to $11,233 for the three months ended December 31, 2024. The increased expenses mainly relate to higher depreciation and amortization resulting from the acquisitions of Motif and CPL, as well as increased professional fees. These expenses as a percentage of net revenue decreased to 24% from 26% in the comparative period.

SALES AND MARKETING
For the three months ended December 31, 2025, the Company incurred sales and marketing expenses of $8,991 or 14% of net revenues as compared to $5,804 or 14% of net revenues for the three months ended December 31, 2024. These expenses as % of net revenue remained flat year over year.

RESEARCH AND DEVELOPMENT
Research and development costs of $2,084 decreased from $2,369 in the comparative period. The decrease was primarily driven by lower investment in foundational research within the PDC, reflecting a shift toward more targeted, strategic product development, as well as headcount reductions resulting from synergies realized through the Motif acquisition.

SHARE-BASED COMPENSATION
For the three months ended December 31, 2025, the Company recognized $708 of share-based compensation expense, compared to $1,209 for the three months ended December 31, 2024. The decrease in expense during the current period is primarily due to cancellation of certain performance share units ("PSUs"), resulting in a reduction in recognized share‑based compensation.

Share-based compensation represents a non-cash expense and was valued using the Black-Scholes valuation model for stock options and using the fair value of the shares on the date of the grant for restricted share units ("RSUs"). The fair value of performance share units ("PSUs") was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024    7

OTHER (INCOME) EXPENSES

	Q1-2026	Q1-2025	CHANGE	% CHANGE

Investment income, net of financing costs	$(93)	$(825)	$(732)	(89)%
Acquisition and transaction costs	1,606	4,504	(2,898)	(64)%
Change in fair value of contingent consideration	(1,809)	—	(1,809)	(100)%
Change in fair value of derivative liabilities, preferred shares and other financial assets	(24,392)	14,495	(38,887)	nm
Other non-operating expenses	1,301	(2,018)	3,319	nm
Total other (income)/expenses	$(23,387)	$16,156	$(39,543)	nm

INVESTMENT INCOME, NET OF FINANCING COSTS
Investment income (net of financing costs) of $93 was earned during the three months ended December 31, 2025, compared to $825 during the three months ended December 31, 2024. The change in investment income was primarily as a result of lower daily cash balance in the current period as compared to the three months ended December 31, 2024.

ACQUISITION AND TRANSACTION COSTS
Acquisition and transaction costs decreased to $1,606 for the three months ended December 31, 2025, from $4,504 for the three months ended December 31, 2024. The decrease was primarily attributable to lower transaction related activity in the current period. Costs incurred during the three months ended December 31, 2025 mainly related to severance payments made to employees as part of restructuring initiatives. In contrast, costs incurred in the comparative period were primarily related to due diligence, regulatory filings, legal and advisory services, and integration related expenses associated with the acquisition of Motif.

CHANGE IN FAIR VALUE OF CONTINGENT CONSIDERATION
Change in fair value of contingent consideration was a gain of $1,809 for the three months ended December 31, 2025, compared to a gain of $nil for the three months ended December 31, 2024.The gain in the current period was due to the revaluation of the contingent liability payable to the former vendors of Motif.

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITIES, PREFERRED SHARES AND OTHER FINANCIAL ASSETS
Change in fair value of derivative liabilities, preferred shares and other financial assets was a gain of $24,392 for the three months ended December 31, 2025, compared to a loss of $14,495 for the three months ended December 31, 2024. The following are the fair value changes that were recognized for the nine months ended December 31, 2025, and 2024:

	THREE MONTHS ENDED
	DECEMBER 31, 2025	DECEMBER 31, 2024
Investment in Phylos	$2,888	$(2,471)
Investment in OBX	(67)	(288)
Investment in Sanity Group (convertible loan)	(700)	(1,151)
Investment in Sanity Group (common shares)	113	47
Top-up Rights	(12,157)	18,945
Commitment to fund third tranche of Phylos convertible loan	30	(303)
Commitment to issue Preferred Shares	—	(671)
Warrants	(862)	(3,348)
Preferred shares	(13,637)	3,735
	$(24,392)	$14,495

NET INCOME
Net income for the three months ended December 31, 2025 was $19,969 or $0.148 and $0.146 per Common Share (basic and diluted, respectively), compared to net loss of $27,461 or $0.202 per Common Share (basic and diluted) for the three months ended December 31, 2024. The increase in net income from the comparative period is primarily attributable to (i) higher gross margins; and (ii) higher fair value gain recognized in relation to the top-up-rights of BAT (the "Top-up Rights"), preferred shares, share warrants and other financial assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024    8

SUMMARY OF QUARTERLY RESULTS

	Q2-F24	Q3-F24	Q4-F24	Q1-F25	Q2-F25	Q3-F25	Q4-F25	Q1-F26
Financial Results
Adult-use recreational cannabis revenue (net of excise duty)	$33,118	$36,467	$38,839	$38,558	$56,658	$59,918	$66,415	$54,071
Medical international, wholesale and other revenue	$4,510	$4,593	$5,859	$4,172	$8,942	$10,874	$13,646	$9,467
Net revenue	$37,628	$41,060	$44,698	$42,730	$65,600	$70,792	$80,061	$63,538
Net income (loss)	$(27,075)	$2,818	$(5,433)	$(22,957)	$42,456	$(6,294)	$(37,964)	$19,969
Net earning (loss) per common share, basic	$(0.297)	$0.027	$(0.050)	$(0.202)	$0.329	$(0.047)	$(0.283)	$0.148
Net earning (loss) per common share, diluted	$(0.297)	$0.026	$(0.050)	$(0.202)	$0.318	$(0.047)	$(0.283)	$0.146
Operational Results
Employee headcount (#)	987	914	875	1,241	1,150	1,178	1,139	1,137

In Fiscal 2024, net revenue had sequentially increased as a result of higher international sales. In Q1 Fiscal 2025, net revenue marginally decreased primarily as a result of lower international sales. In the second quarter of Fiscal 2025, the Company's international sales increased. Additionally, recreational net revenue also increased during this period. In the third quarter of Fiscal 2025, the Company achieved record net revenue and sequentially higher international sales. In the fourth quarter of Fiscal 2025, net revenue was the highest that the Company has reported in the preceding eight quarters. In Q1 Fiscal 2026, net revenue decreased due to lower recreational and international sales.

In the second quarter of Fiscal 2024, the Company recorded a higher net loss primarily due to lower gross margin, higher operating expenses and lower gain on the change in fair value of derivative liabilities. In the third quarter of Fiscal 2024, both net revenue and gross margin increased, resulting in net income. In the fourth quarter of Fiscal 2024, the Company recorded a net loss primarily due to an impairment loss of $4,773 for investments in associates and change in fair value of derivative liabilities and other financial assets (investments which are measured at fair value through profit and loss) of $1,642. In Q1 Fiscal 2025, the Company's net loss increased, primarily due to increases in fair value losses on derivative liabilities and higher acquisition and transaction costs related to the acquisition of Motif. In the second quarter of Fiscal 2025, the Company recorded net income of $42,456. This increase compared to the prior quarter is primarily due to higher gross margins and higher gains from changes in the fair value of derivative liabilities, preferred shares, contingent consideration, and other financial assets. In the third quarter of Fiscal 2025, the Company recorded net loss of $6,294 primarily due to an increase in fair value losses on derivative liabilities and preferred shares. In the fourth quarter of Fiscal 2025, the Company's net loss increased, primarily due to increases in fair value losses on derivative liabilities and preferred shares. In Q1 Fiscal 2026, the Company reported net income of $19,969. The increase in net income was primarily due to higher gains from changes in the fair value of derivative liabilities and preferred shares.

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Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure and the Company calculates adjusted EBITDA as net income (loss) excluding: investment income, net of financing costs; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates including impairment loss; change in fair value of contingent consideration; change in fair value of derivative liabilities, preferred shares and other financial assets; expenditures incurred in connection with R&D activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; share issuance costs; and provision for expected credit losses. Management believes that adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to adjusted EBITDA calculated in accordance with IFRS is net income (loss).

During the second quarter of Fiscal 2024, management changed the calculation of adjusted EBITDA to include provisions for expected credit losses and has conformed prior quarters accordingly.

Adjusted EBITDA (Non-IFRS Measure)
Adjusted EBITDA Reconciliation	Q2-F24	Q3-F24	Q4-F24	Q1-F25	Q2-F25	Q3-F25	Q4-F25	Q1-F26
Net income (loss) as reported	$(27,075)	$2,818	$(5,433)	$(22,957)	$42,456	$(6,294)	$(37,964)	$19,969
Add/(deduct):
Investment income, net of financing costs	(650)	(1,179)	(960)	(825)	(179)	(73)	(73)	(93)
Income tax (recovery) expense	(30)	—	30	—	(106)	(9,903)	(3,761)	—
Depreciation and amortization	3,130	3,039	3,073	3,387	4,839	4,789	4,960	4,980
ERP implementation costs	173	7	465	744	628	1,217	951	407
Acquisition and transaction costs	(170)	421	74	4,504	974	654	448	1,606
Inventory and biological assets fair value and NRV adjustments	2,009	578	(673)	465	1,917	(2,787)	(1,260)	540
Incremental fair value component on inventories sold from acquisitions	—	—	—	—	1,586	897	—	—
Share-based compensation	1,995	2,087	1,093	1,325	938	1,007	947	770
Other (income) expenses(1)	12,778	(6,687)	6,646	12,477	(50,728)	13,511	42,539	(24,900)
Provision for non-recurring credit losses	4,239	—	—	—	—	—	—	—
Research and development expenditures, net of depreciation	2,556	2,381	1,545	2,290	2,583	2,676	3,056	1,986
Adjusted EBITDA	$(1,045)	$3,465	$5,860	$1,410	$4,908	$5,694	$9,843	$5,265

Divided by: net revenue	37,628	41,060	44,698	42,730	65,600	70,792	80,061	63,538

Adjusted EBITDA Margin % (Non-IFRS Measure)	(3)%	8%	13%	3%	7%	8%	12%	8%

Note 1:    Other (income) expenses(1) includes share of loss from investments in associates, (gain) loss on disposal of property, plant and equipment, change in fair value of derivative liabilities, preferred shares, contingent consideration and other financial assets, and certain other non-operating (income) expenses.

In the second quarter of Fiscal 2024, the Company's Adjusted EBITDA position was a loss of $1,045. In the third quarter of Fiscal 2024, as a result of higher recreational cannabis revenue and a higher adjusted gross margin resulting from lower cultivation and post-harvest costs, adjusted EBITDA increased to $3,465. In the fourth quarter of Fiscal 2024, the Company achieved adjusted EBITDA of $5,860. During Q1 Fiscal 2025, the adjusted EBITDA decreased to $1,410 due to lower international sales. In the second quarter of Fiscal 2025, the Company's international sales increased and the adjusted EBITDA increased to $4,908. During third quarter of Fiscal 2025, the Company's recreational and international sales increased, resulting in an increase in adjusted EBITDA to $5,694. In fourth quarter of Fiscal 2025, continued growth in net revenues and lower costs of production (on a per unit basis), resulted in adjusted EBITDA of $9,843. During Q1 Fiscal 2026, adjusted EBITDA decreased to $5,265 due to lower international and recreational sales, partially offset by the realization of cost savings initiatives.

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BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES
The following represents selected balance sheet highlights of the Company as at December 31, 2025 and September 30, 2025:

	DECEMBER 31, 2025	SEPTEMBER 30, 2025	% CHANGE
Cash, restricted cash and short-term investments	$62,966	$84,420	(25)%
Inventories	$116,221	$106,023	10%
Working capital	$162,494	$158,738	2%
Total assets	$530,673	$562,211	(6)%
Non-current financial liabilities(1)	$62,522	$76,401	(18)%
Total shareholders' equity	$369,456	$349,130	6%
Note 1: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

On December 31, 2025, the Company had total cash (including restricted cash and short-term investments) of $62,966 compared to $84,420 at September 30, 2025. The decrease is primarily due to an increase in working capital of $3,756, purchase of property, plant and equipment of $2,104 and an additional investment of $2,510 in Phylos during the current period.

Management believes its capital position provides sufficient liquidity to fund operations over the medium term. The Company's cash balances fluctuate significantly on a quarterly basis due to the timing of excise duty remittances. Management continues to assess additional financing alternatives, including to support strategic growth initiatives. Subject to prevailing market conditions, the Company may access additional equity or debt financing through the capital markets if required. The Common Shares are listed for trading on both the NASDAQ and TSX, and there is analyst coverage among sell-side brokerages. However, there can be no assurance that capital will be available on terms acceptable to the Company or at all.

The following highlights the Company’s cash flows during the three months ended December 31, 2025 and December 31, 2024:

	THREE MONTHS ENDED
	DECEMBER 31, 2025	DECEMBER 31, 2024
Cash used in:
Operating activities	$(16,013)	$(4,180)
Financing activities	(450)	(202)
Investing activities	(4,344)	(61,553)
	$(20,807)	$(65,935)
Effect of foreign exchange on cash	$(626)	2,014
Net cash used	$(21,433)	$(63,921)
Cash position
Beginning of period	83,594	132,605
End of period	$62,161	$68,684
Short-term investments	805	2,499
Cash (including restricted cash) and short-term investments	$62,966	$71,183

Cash used in operating activities after working capital changes for the three months ended December 31, 2025 was $16,013, compared to cash used of $4,180 for the three months ended December 31, 2024. The increase in cash used by operating activities is primarily due to an increase in working capital during the current period.

Cash used in financing activities for the three months ended December 31, 2025 was $450. In comparison, for the three months ended December 31, 2024, cash used in financing activities was $202. The increase in cash used in financing activities in the current period was primarily due to higher interest expense on right-of-use assets that were acquired on account of acquisition of Motif leases.

Cash used in investing activities for the three months ended December 31, 2025 was $4,344, compared to cash used in investing activities of $61,553 for the three months ended December 31, 2024. The decrease in cash used in investing activities is primarily due to the acquisition of Motif, which was completed in the comparative period.

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Free Cash Flow
Free cash flow is a non-IFRS measure and is calculated by the Company as net cash provided by or used in operating activities less the purchase of property, plant and equipment. Management believes that free cash flow is a useful indicator of the Company's capacity to fund operations from internally generated cash flows, without the need for additional borrowings or use of existing cash reserves under normal operating conditions. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to free cash flow in accordance with IFRS is net cash and restricted cash provided by (used in) operating activities.

	THREE MONTHS ENDED
	DECEMBER 31, 2025	DECEMBER 31, 2024
Net cash and restricted cash used in operating activities	$(16,013)	$(4,180)
Deduct:
Purchase of property, plant and equipment	(2,104)	(1,626)
Free cash flow	$(18,117)	$(5,806)

Free cash flow for the three months ended December 31, 2025 was $18,117. In comparison, for the three months ended December 31, 2024, free cash used flow was $5,806. The decrease in free cash flow is primarily due to the increase in the Company's working capital.

OFF BALANCE SHEET ARRANGEMENTS
There were no off-balance sheet arrangements during the three months ended December 31, 2025.

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm's length and in the normal course of operations.

For the three months ended December 31, 2025 and December 31, 2024, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED
	DECEMBER 31, 2025	DECEMBER 31, 2024
Salaries and bonus	$1,377	$1,302
Share-based compensation	476	775
Total key management compensation	$1,853	$2,077

During the three months ended December 31, 2025, 650,061 RSUs (December 31, 2024 – 404,905), were granted to key management personnel with an aggregate fair value of $1,586 (December 31, 2024 – $2,724). In addition, for the three months ended December 31, 2025, 379,254 PSUs (December 31, 2024 – 404,905) were issued to key management personnel with an aggregate fair value of $925 (December 31, 2024 – $1,843).

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES AND JOINT OPERATIONS
The Company has transactions with related parties, as defined in IAS 24 - Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three months ended December 31, 2025, under the product development collaboration agreement between the Company and BAT dated March 10, 2021, BAT incurred $675 (December 31, 2024 – $418) of direct expenses and the Company incurred $1,227 (December 31, 2024 – $1,474) of direct expenses and capital expenditures of $0 (December 31, 2024 – $nil) related to the Centre of Excellence. The Company recorded in the three months ended December 31, 2025, $951 (December 31, 2024 – $946) of these expenditures within research and development expense in the condensed consolidated interim statement of operations and comprehensive income (loss). For the three months ended December 31, 2025, the Company recorded $nil (December 31, 2024 – $nil) of capital expenditures which are included in the condensed consolidated interim statement of financial position.

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At December 31, 2025, there is a balance receivable from BAT of $848 (September 30, 2025 – $701).

FAIR VALUE MEASUREMENTS
(i) Financial Instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•level 2 inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

•level 3 inputs are unobservable inputs for the asset or liability.

As at December 31, 2025, the Company held financial instruments that are measured at fair value at each reporting date. The valuation of these instruments is performed using various models, which, due to the complexity and nature of the instruments, primarily rely on Level 3 inputs within the fair value hierarchy. These inputs are unobservable and reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the instruments. Refer to Note 16 of the Interim Financial Statements for further information.

(ii) Biological Assets
Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell in accordance with the IFRS as issued by the IASB. The fair value measurement is categorized within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs. These inputs include expected yield per plant, average selling price (net of post-harvest costs), wastage rates, post-harvest processing costs, and the stage of growth of the plants at the reporting date. Changes in these assumptions could result in significant variations in the fair value of biological assets. Refer to Note 6 of the Interim Financial Statements for further information.

OUTSTANDING SHARE DATA
(i) Outstanding Shares, Warrants and Options and Other Securities
The following table sets out the number of Common Shares, preferred shares, options, warrants, Top-up Rights, RSUs and PSUs outstanding of the Company as at December 31, 2025 and February 5, 2026.

	DECEMBER 31, 2025	FEBRUARY 5, 2026
Common shares issued and outstanding	135,132,782	$135,135,993
Preferred shares(1)	13,794,163	$13,794,163
Options	2,231,345	$2,222,008
Warrants	4,450,500	$4,450,500
Top-up Rights	18,964,209	$18,872,854
Restricted share units	3,485,759	$3,402,830
Performance share units	2,192,944	2,034,095
Total fully diluted shares	180,251,702	$179,912,443
Note 1: The preferred shares are eligible, under certain scenarios, to be converted into common shares equaling 14,994,047 consisting of the original preferred shares of 13,794,163 that convert into one common share and accretion amounts that accrue to the preferred shares at an annual rate of 7.5% per annum. Since the preferred shares were issued under the second and third tranches of the Follow-On BAT Investment, they have collectively accrued 1,199,884 of additional common share conversion value.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of the Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024    13

associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

There have been no changes in the Company's critical accounting estimates during the three months ended December 31, 2025. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the Annual Financial Statements and MD&A as at and for the year ended September 30, 2025.

Adoption of New Accounting Pronouncements
Amendment to IAS 21: Lack of Exchangeability
In August 2023, the IASB amended IAS 21 to clarify when a currency is exchangeable into another currency and how a company estimates a spot rate when a currency lacks exchangeability. The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Company’s international transactions are limited to a few countries, such as the United States, the United Kingdom, Australia and Germany. These countries all have active markets for their currencies and therefore, there is no risk of a lack of exchangeability for these currencies.

These amendments do not have any material impact on the Company’s consolidated financial statements.
CONTINGENT LIABILITIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management.

The Company engaged PKF O'Connor Davies ("PKF"), the Company's independent registered public accounting firm, to perform an “integrated audit”, which encompassed an opinion on the fairness of presentation of the Company’s annual consolidated financial statements for the year ended September 30, 2025, as well as an opinion on the effectiveness of the Company’s ICFR. PKF, has audited the Company's Annual Financial Statements and has issued an adverse report on the effectiveness of ICFR. PKF‘s audit report on the Company’s ICFR is incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended September 30, 2025.

DISCLOSURE CONTROLS AND PROCEDURES
The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DCP was completed prior to the date of this MD&A under the supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). The evaluation was conducted using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that, because of the material weaknesses in our ICFR described below, our DCP were not effective as of such date.

INTERNAL CONTROL OVER FINANCIAL REPORTING
NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Similarly, Exchange Act Rule 13a-15(c) requires the Company's management, with the participation of the CEO and CFO, to evaluate ICFR as of the end of the fiscal year. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.
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LIMITATIONS ON SCOPE OF DESIGN
The Company has limited the scope of its evaluation of DCP and ICFR to exclude controls, policies and procedures over entities that were acquired by the Company not more than 365 days before the end of the financial period. The only entities controlled by the Company but that were scoped out of the evaluation of DCP and ICFR were CPL and Organigram USA Inc. (both acquired effective March 31, 2025).

Excluding goodwill and intangible assets, CPL constitutes approximately $2,523 of the Company’s current assets, $2,523 of total assets, $1,097 of current liabilities and $5,030 of total liabilities as of the acquisition date. As of the date of this MD&A, the purchase price allocation for CPL has not yet been finalized.

MATERIAL CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING
In compliance with reporting obligations, management is in the process of assessing the effectiveness of ICFR pertaining to the recently acquired entities, CPL and Organigram USA Inc. In Q1 Fiscal 2026 management, with oversight from the Audit Committee, implemented remediation measures related to the material weaknesses identified as at September 30, 2025 as outlined below in the "Status of Remediation Plan" section.

MANAGEMENT’S EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s ICFR as defined by NI 52-109 and Rule 13a-15(f) of the Exchange Act as of December 31, 2025, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that the Company's ICFR was not effective as of December 31, 2025.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weakness:

•Management review controls designed to ensure the completeness and accuracy of complex spreadsheets used in the biological assets and inventory valuation processes, as well as user access rights and related controls over the inventory management application Ample system, were not designed or operating effectively. The material weakness related to the inventory management application Ample system was remediated through the decommissioning of the system application in the Q1 Fiscal 2026, and the system application is no longer in use.

STATUS OF REMEDIATION PLAN
The Company made progress in remediating the material weakness related to IT General Controls and made progress in remediating other control deficiencies as discussed above under “Material Changes to Internal Control Over Financial Reporting” as at the end of Fiscal 2025. Management, with the assistance of external and internal specialists, has continued reviewing and revising its ICFR, and remains committed to implementing changes to its ICFR to ensure that the control deficiencies that contributed to the remaining material weakness is remediated in Fiscal 2026.

The following remedial activities remain in progress as at the date of this MD&A and are expected to continue at least throughout the first half of Fiscal 2026. The controls associated with these remedial activities have not yet been subject to control testing to conclude on the design or operational effectiveness.

•The Company will continue to streamline complex spreadsheet models related to biological assets and inventory to reduce the risk of errors in mathematical formulas and to improve the ability to verify the logic of complex spreadsheets, while continuing to automate processes, and leverage the Company's new inventory costing upgrades in its ERP system.

A component of the material weakness related to the inventory management application Ample system was remediated through the decommissioning of the system application in the first quarter of Fiscal 2026, and the system application is no longer in use. Similar controls within the new system have not yet been tested to determine their operating effectiveness.

Following the improvement of the material weakness related to IT General Controls, senior management has discussed the remaining material weakness with the Audit Committee which will continue to review progress on these remediation activities. While we believe these actions, including the third phase of the ERP system, will contribute to the remediation of the material weakness, we have not yet completed all of the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the remaining material weakness, we may need to take additional measures to address the deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified in the process, are fully implemented and operate for a sufficient period of time that they can be concluded to be operating effectively, the remaining material weakness described above will not be considered fully remediated. While significant progress has been made toward remediation of the remaining material weakness, no assurance can
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024    15

be provided at this time that the actions and remediation efforts will effectively remediate the remaining material weakness described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. Management expects to fully remediate the remaining material weakness identified before the end of Fiscal 2026. See “Risk Factors” in this MD&A and in the Company's annual information form for the year ended September 30, 2025 ("AIF").

Management, including the CEO and CFO, does not expect that DCP or ICFR will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weakness. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.
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RISK FACTORS
The Company’s business is subject to risks inherent in a high-growth, heavily regulated industry. We have identified certain risks pertinent to our business that may have affected or may affect our business, financial conditions, results of operations and cash flows, as further described in this MD&A. For additional risk factors, readers are directed to the discussion under "Risk Factors" in the AIF, which is (a) available under the Company’s issuer profile on SEDAR+ at www.sedarplus.com, and (b) incorporated into and forms part of the Company's annual report on Form-40F filed on EDGAR at www.sec.gov. Management attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and ensuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk
Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted cash and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, outside of the normal course of business, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, restricted cash, other financial assets and accounts receivable and other receivables on the statement of financial position at December 31, 2025 approximates $162,312 (September 30, 2025 – $198,827).

As of December 31, 2025 and September 30, 2025, the Company’s aging of trade receivables was as follows:

	DECEMBER 31, 2025	SEPTEMBER 30, 2025
0-90 days	$38,568	$56,442
More than 90 days	15,622	12,846
Gross trade receivables	$54,190	$69,288
Less: Expected credit losses and reserve for product returns and price adjustments	(5,118)	(5,703)
	$49,072	$63,585

(ii) Liquidity Risk
The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing its capital requirements and liquidity position on an ongoing basis. At December 31, 2025, the Company had $7,576 (September 30, 2025 – $28,200) of cash (unrestricted) and working capital of $162,494 (September 30, 2025 – $158,738). Further, the Company may potentially access debt and/or equity capital through the capital markets if required, although there can be no assurance that capital will be available on terms acceptable to the Company or at all.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at December 31, 2025:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$71,079	$71,079	$71,079	$—	$—	$—
Long-term debt	10	10	10	0	—	—
Lease obligations	8,442	10,862	1,529	3,178	2,878	3,277
	$79,531	$81,951	$72,618	$3,178	$2,878	$3,277

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $925 of capital expenditures.

(iii) Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with a floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements.

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(iv) Concentration Risk
The Company’s accounts receivable are primarily due from provincial government agencies (four of which, individually, represented more than 10% of the Company’s revenues during the three months ended December 31, 2025), with the remaining material accounts receivable balance due from an international customer. The provincial government agencies and the international customer are considered creditworthy, and management believes that the entire accounts receivable balance is collectible.

(v) Risks of significant changes or developments with respect to domestic and international customs, tariffs, and trade policies, corresponding or retaliatory actions by other countries and related uncertainties
Significant changes or developments with respect to domestic and international customs, tariffs, and trade policies in the geographies where the Company operates, any corresponding or retaliatory actions taken, and related uncertainties could have an adverse effect on the Company's financial results and profitability. Since the inauguration of the current U.S. president on January 20, 2025, the U.S. has imposed a number of tariffs on exports from Canada and other countries to the U.S. The international trade disputes sparked by the tariffs imposed or potential tariffs to be imposed by the U.S. and any other future actions taken by the U.S. and other countries in response, including a further escalation in tariffs, and/or the withdrawal from, or changes to, international trade agreements or policies related to international commerce, are expected to have a negative impact on the Canadian economy and other markets where the Company operates, and could adversely affect the Company’s business operations and financial condition. In addition, the uncertainty as to whether additional tariffs or trade policies will be adopted domestically or internationally and the uncertainty of the impact of such tariffs and trade policies have and may continue to have negative impact on the Canadian and global economy and may adversely affect the Company’s business operations and financial condition.

(vi) Risks related to third party data
The Company relies on independent third party data for market share position and there is no assurance third party data provides an accurate representation of actual sales as some third parties use different methodologies or calculations to estimate market share position, and because market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. The Company also relies on its own market research and internal data with the view to testing the reliability of such third-party data but the Company's ability to determine the accuracy of such third-party data remains limited.

(vii) Risks related to international sales and operations
The Company sells hemp-derived products in the U.S. and exports cannabis to a number of countries whose laws vary, and many are unsettled and still developing. There is no assurance that the Company will continue to meet the evolving legal and regulatory requirements applicable to each international jurisdiction. Any change in laws or regulations may adversely impact the Company’s ability to export its products or continue doing business in the U.S or any other international jurisdictions.

The Changing Legal Status of Hemp-Derived Products in the United States

The Company owns or invests in certain entities in the U.S, including a cannabis and hemp genetics licensing company and a hemp beverage company. While these entities currently comply with U.S. laws, such laws are frequently changing, and any widespread enforcement against the entities or the entities’ customers could negatively impact the Company’s business operations and financial condition.

In November 2025, the U.S. enacted the Continuing Appropriations and Extensions Act of 2026 (H.R. 5371), which includes a provision (section 781) to amend the definition of hemp in the 2018 Farm Bill to effectively eliminate hemp-derived THC products, although the change does not become effective for 365 days from the date of enactment. Organigram’s U.S. offerings would be directly impacted by this change in law; additionally, Organigram has investments in hemp seed and hemp ingredient manufacturers in the U.S. that may be impacted by this legislation. Efforts are underway to repeal, replace, or delay this amendment, but whether any change will occur is uncertain. If current federal legislation is not amended or reversed, Organigram may have to sell, wind-down or otherwise restructure its hemp THC product related activities in the U.S. by November 2026. In addition to federal uncertainty, unforeseen regulatory obstacles or compliance costs may hinder our ability to successfully compete in the market for such products, which could adversely impact our business, operating results, financial condition, brand and reputation.

The Company competes with other hemp THC products, state-legal cannabis products and products available in the illicit market, and the public is often uninformed about the differences of these markets. We test all of our products for safety and quality. However, many of our competitors in the market may not do so. Because our business is dependent, in part, upon continued market acceptance of THC by consumers, any negative trends relating to cannabis or hemp could adversely affect our business operations. For example, consumers may hear about negative health or safety outcomes for a competitor’s product and ascribe those outcomes to the entire category. Negative views of the category caused by third parties may hinder our ability to
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successfully market our products, or lead to new laws or regulations that prohibit or limit the sale of such products, which could adversely impact our business, operating results, financial condition, brand and reputation.

On December 18, 2025, President Trump issued an Executive Order directing that cannabis be rescheduled from schedule I to schedule III. The Order directs the Attorney General to "take all necessary steps to complete the rulemaking process related to rescheduling marijuana to Schedule III of the Controlled Substances Act in the most expeditious manner. That would represent a significant, formal acknowledgement that cannabis has medical value and less potential for abuse than schedule I and II controlled substances. However, the timing of any rescheduling remains unknown, and any final order and administrative rules are likely to be challenged through litigation, and rescheduling could be delayed or ultimately denied. Furthermore, even if the U.S. does reschedule cannabis to schedule III, cannabis would remain a controlled substance and be subject to the CSA’s requirements including registration with the Drug Enforcement Administration (“DEA”). Accordingly, the state regulated cannabis programs as they exist today would still be federally illegal. Organigram does not intend to participate in the state cannabis programs unless and until doing so is no longer federally illegal or with the implementation of an appropriate structure. Furthermore, the rescheduling, in conjunction with certain amendments to the definition of hemp set to take effect in November 2026, would prohibit certain hemp products or subject them to more stringent restrictions than those currently in place.

A rescheduling may have other far reaching implications that are not yet fully understood, including for hemp and hemp THC products. In addition to directing rescheduling, the Executive Order also discusses a newly proposed pilot program where CMS (Centers for Medicare & Medicaid Services), through CMMI (Center for Medicare & Medicaid Innovation), will be able to cover the costs for certain cannabinoid based hemp therapies for seniors. Additional details for this program and its requirements are still pending, and it is uncertain whether the Company would be able to participate or whether the pilot program will drive additional competition from the pharmaceutical or other industries. The Executive Order also directs White House staff to work with Congress to “update the statutory definition” of hemp to allow Americans to access CBD products while permitting Congress to “restrict the sale of products posing serious health risks,” and to consult with relevant executive branch departments to “develop a regulatory framework for hemp-derived cannabinoid products, including development of guidance on an upper limit on milligrams of THC per serving with considerations on per container limits and CBD to THC ratio requirements.” It is unclear how this will be achieved, and whether Congress—which just revised the definition of hemp in the Continuing Appropriations and Extensions Act to permit no more than 0.4 milligrams of THC per container—will agree to further changes. All of this regulatory volatility creates significant uncertainty for our business of selling hemp THC products and our other U.S. hemp-related investments.

(ix) Information Systems Risk

During fiscal year 2023, Fiscal 2024 and Fiscal 2025, the Company launched a new ERP system, which provides for a more robust and secure financial system of record, among other supply chain and operational data. Various IT general controls are now centralized currently in the midst of stabilizing a new ERP system, which replaces its previous financial system. There can be no assurance that the ERP system will provide the information and benefits expected by management.

The stabilization of the ERP system requires an investment of significant personnel and financial resources, including substantial expenditures for outside consultants, cloud computing and software costs, in addition to other expenses in connection with the transformation of the Company's organizational structure and financial and operating processes. The stabilization of the new ERP system may result in delays, increased costs and other difficulties, including potential design defects, miscalculations, testing requirements, and the diversion of management’s attention from day-to-day business operations. If it is unable to stabilize the new ERP system as planned, the effectiveness of the internal control over financial reporting could be adversely affected, the ability to assess those controls adequately and to disseminate its financial documents could be delayed, the Company’s operations could be affected and the Company’s financial condition, results of operations and cash flows could be negatively impacted.
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management control. Forward-looking information in this MD&A is based on the Company’s current expectations about future events.

Certain forward-looking information in this MD&A includes, but is not limited to the following:

•Expectations regarding production capacity, including seed-based cultivation, capability of the beverage manufacturing line, facility size, THC content, costs and yields;
•Expectations regarding the prospects of the Company’s collaboration and investment transaction with BAT;
•Expectations regarding the prospects for the Company’s primary operating subsidiary, Organigram Inc.;
•Expectations around demand for cannabis and related products, future opportunities and sales, including the relative mix of medical versus recreational cannabis products, the relative mix of products within the recreational category;
•Changes in legislation related to permitted cannabis types, forms, and potency, and legislation of additional cannabis types and forms for adult use recreational cannabis in Canada, including regulations relating thereto, the timing and the implementation thereof, and our future product forms;
•Expectations around branded cannabis products with respect to timing, launch, product attributes, composition and consumer demand;
•Expectations around the revenue growth from innovative products, particularly the commercialization of its new FASTTM nanoemulsion technology;
•The scope of protection the Company is able to establish and maintain, if any, for its intellectual property ("IP") rights;
•Strategic investments and capital expenditures, and expected related benefits;
•Expectations regarding the Company's investments in OBX, Phylos and Sanity Group;
•Expectations regarding EU-GMP certification, including successful completion of the audit and follow-on correspondence with the regulator and timing for the issuance of the certification, if successful;
•The general continuance of current, or where applicable, assumed industry conditions;
•Changes in laws, regulations, guidelines, and policies, and the interpretation thereof, including those relating to the recreational and/or medical cannabis markets domestically and internationally, minor cannabinoids and environmental programs;
•The price of cannabis and derivative cannabis products;
•The impact of the Company’s cash flow and financial performance on third parties, including its supply partners;
•Fluctuations in the price of Common Shares and the market for Common Shares;
•The treatment of the Company's business under international regulatory regimes and impacts on changes thereto on the Company's international sales;
•The Company’s growth strategy, targets for future growth and forecasts of the results of such growth;
•Expectations concerning access to capital and liquidity, and the Company’s ability to access the public markets from time to time to fund operational activities and growth;
•Expectations concerning the Company's financial position, future liquidity and other financial results;
•The ability of the Company to generate cash flow from operations and from financing activities;
•The competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;
•Expectations regarding the Company's ability to generate cost savings from operational effectiveness and automation initiatives;
•Expectations regarding capital expenditures and timing thereof; and
•Expectations concerning the Company's performance during the full-year fiscal 2026, including with respect to revenue, adjusted gross margin, selling, general and administrative expenses, adjusted EBITDA free cash flow, and cash from operations before working capital changes.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024    20

results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors may cause actual results or events to differ materially from those anticipated in the forward-looking information.

Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; cyber security risks; dependence on senior management and other key personnel, the Board, consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines and in anticipated volumes; industry competition; global events, including heightened economic and industry uncertainty as a result of any pandemic or epidemic and governmental action in respect thereto, including with respect to impacts on production, operations, disclosure controls and procedures or internal control over financial reporting, and supply chain and distribution disruptions; facility and technological risks; changes to government laws, regulations or policy, including the amendment of the definition of hemp in the 2018 Farm Bill to effectively eliminate hemp-derived THC products, environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; inflationary risk, expected number of medical and recreational cannabis users in Canada and internationally; continuation of shipments to existing and prospective international jurisdictions and customers; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiaries' and its investees’ ability to, where applicable, obtain and/or maintain their status as LP or other applicable licensees; risk factors affecting its investees; availability of any required financing on commercially acceptable terms or at all; the potential size of the regulated recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products, and the sufficiency of the retail networks to supply such demand; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; risks relating to potential failure of the Company's IT system; ongoing expansions to the Company's ERP system; continuing to meet listing standards for the TSX and the NASDAQ; risks relating to the Company's IP; liquidity risk; concentration risk; and other risks and factors described from time to time in the documents filed by the Company with securities regulators in Canada and the United States. Material factors and assumptions used in establishing forward-looking information include that production activities will proceed as planned, and demand for cannabis and related products will change in the manner expected by management. All forward-looking information is provided as of the date of this MD&A.

Certain forward-looking information included herein may also constitute a "financial outlook" within the meaning of applicable securities legislation. Financial outlook involves statements about the Company's prospective financial performance and financial position that are based on and subject to the assumptions about future economic conditions and courses of action described above as well as management's expectations regarding a strong innovation pipeline, increasing international sales, high cannabis quality and higher potency, commercialization of FAST nano-emulsion technology in ingestible formats, and receipt of the EU-GMP certification. Such assumptions are based on management's assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management's current expectations and plans for the future as of the date hereof. The actual results of the Company's operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes, or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.

The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT AIF UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR+ AT WWW.SEDARPLUS.CA, AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

CAUTIONARY STATEMENT REGARDING CERTAIN NON-IFRS MEASURES
This MD&A contains certain financial and operational performance measures that are not recognized or defined under IFRS (i.e. non-IFRS measures). As there are no standardized methods of calculating these non-IFRS measures, the Company's approaches may differ from those used by others and this data may not be comparable to similar data presented by other LPs and cannabis
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companies. For an explanation of these measures to related comparable financial information presented in the Financial Statements prepared in accordance with IFRS, refer to the discussion below.

The Company believes that these non-IFRS measures are useful indicators of operating performance and are specifically used by management to assess the financial and operating performance of the Company. These non-IFRS measures include, but are not limited to, the following:
•Adjusted gross margin is calculated by subtracting cost of sales, before the effects of: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) realized fair value on inventories sold from acquisitions; (iv) provisions and impairment of inventories and biological assets; and (v) provisions to net realizable value. Adjusted gross margin percentage is calculated by dividing adjusted gross margin by net revenue. Adjusted gross margin is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A.

Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

•Adjusted EBITDA is calculated as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates including impairment loss; change in fair value of contingent consideration; change in fair value of derivative liabilities, other financial assets and preferred shares; expenditures incurred in connection with research and development activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc (as defined herein) expected credit losses. Adjusted EBITDA is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A.

During the second quarter of Fiscal 2024, management changed the calculation of adjusted EBITDA and has conformed prior quarters accordingly to include provision for expected credit losses.

Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to adjusted EBITDA calculated in accordance with IFRS is net income (loss).

•Free cash flow provided by (used in) operating activities is calculated as net cash provided by or used in operating activities less the purchase of property, plant and equipment. Free cash flow is reconciled to the most directly comparable IFRS financial measure in the "Balance Sheet, Liquidity and Capital Resources" section of this MD&A.

Free cash flow is a useful indicator of the Company's capacity to fund operations from internally generated cash flows, without the need for additional borrowings or use of existing cash reserves under normal operating conditions. The most directly comparable measure to free cash flow calculated in accordance with IFRS is net cash and restricted cash provided by (used in) operating activities.

Non-IFRS measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to the Company’s management. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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ORGANIGRAM
GLOBAL

organigram.ca /// @organigram_global